Exhibit 10.2

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into to be effective as of 5:00 pm (CDT) on October 14, 2014 (the “Effective Date”) by and between Luminex Corporation, a Delaware corporation ("Luminex”) and Nachum Shamir (“Executive”).

RECITAL

WHEREAS, Executive is to be employed as the President and Chief Executive Officer of Luminex;

WHEREAS, Luminex and Executive wish to document the terms of the employment of Executive in such capacity; and

WHEREAS, Executive has represented to Luminex and Luminex has relied on Executive’s representation that the execution of this Agreement by Executive, and the provision of services by Executive to Luminex as contemplated in this Agreement, will not conflict with, or cause Executive or any other person or entity to be in breach of, (i) any other contract to which Executive is a party or (ii) any duty which Executive may owe to any other person or entity.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.Duties; Disclosure of Information.

1.1    Duties. During the term of this Agreement (including all renewal periods, if any, the “Term”), Executive agrees to be employed by and to serve Luminex as President and Chief Executive Officer, and Luminex agrees to employ and retain Executive in such capacities subject to the provisions of this Agreement. Executive shall have such duties and responsibilities as are customarily assigned to individuals serving in such positions, as the same may be described in Luminex’s bylaws, and such other duties consistent with Executive’s titles and positions as the Board of Directors of Luminex (the “Board”) shall from time to time lawfully direct. Luminex shall offer to Executive a position on the Board within a reasonable amount of time after the execution of this Agreement. Executive shall devote all of his business time, energy, and skill to the business of Luminex; provided, however, that he shall be exempt from doing so during vacation time as set forth in Paragraph 3.4.1, absence for sickness or similar disability, and time spent performing services for any charitable, religious or community organizations, so long as such services do not materially interfere with the performance of Executive’s duties hereunder. It is understood and agreed that Executive is a member of the Board of Directors of Invendo Medical GmbH, a privately-held German company, and currently owns approximately 1.6% of the equity of Rosetta Genomics Ltd., a company of the State of Israel, which is publicly listed on NASDAQ under the symbol ROSG. Luminex consents to Executive continuing to be a member of the Board of Directors of Invendo Medical GmbH and remaining a stockholder of Rosetta Genomics Ltd. without being in breach of this Agreement, so long as (a) Executive’s duties to Luminex take priority and (b) the provisions of Paragraph 5 remain in full force and effect as to such companies and activities. Prior to Executive’s acceptance of an invitation to sit on any other for-profit Board of Directors, he shall seek the advance approval of the Board, which the Board may withhold or grant in its sole discretion. Upon sixty (60) days prior written notice from the Board of its request that Executive resign from any such other third party, for-profit company’s Board of Directors, Executive shall so tender his resignation to such other third party company Board of Directors. Executive shall at all times act in a manner consistent with, and otherwise comply with, any and all codes of business conduct and ethics of Luminex and all insider trading policies of Luminex, as the same may be adopted or amended from time to time.

1.2    Disclosure of Competitively Sensitive Information. During the Term, Luminex shall disclose to Executive various confidential and competitively sensitive information, including without limitation pricing and marketing information and strategies being used and contemplated to be used by Luminex and human resources information.

2.Term and Termination.

2.1    Term. Subject to Paragraph 2.2, the term of employment of Executive by Luminex shall be two (2) years commencing on the Effective Date and shall thereafter automatically renew for successive additional one-year terms unless either party provides the other with written notice of its intent not to renew this Agreement at least ninety (90) days prior to the end of the Term (including any renewal term, as applicable) unless terminated earlier pursuant to the provisions of this Agreement.

2.1    Termination of Employment.

2.2.1    Termination For Cause. “Termination For Cause” shall mean the termination by Luminex of Executive’s employment with Luminex as the result of conduct that the Board has determined, in good faith, constitutes (i) the failure of Executive to substantially perform his duties hereunder; (ii) Executive’s engaging in misconduct that has caused or is reasonably expected to result in material injury to Luminex or any of its affiliates; (iii) Executive’s violation of any material Luminex policy; (iv) Executive’s indictment or conviction of, or entering a plea of guilty or nolo contendere to, a crime that constitutes a felony, or a misdemeanor involving moral turpitude; or (v) the material breach by Executive of any of his obligations hereunder or under any other written agreement or covenant with Luminex or any of its affiliates, in each case with respect to sections (i), (ii), (iii) and (v) above after the receipt of written notice from Luminex specifying the grounds for Termination For Cause and failure by Executive to cure such breach within thirty (30) days from receipt of such notice, to the extent such breach can be cured. Executive’s inability to perform his obligations under this Agreement despite his best efforts as a result of a permanent or temporary disability (as evidenced by a written determination from a physician chosen by Executive and reasonably acceptable to Luminex) shall not result in a Termination For Cause. Upon receipt of the written notice from Luminex specifying the grounds for Termination For Cause, Executive shall be provided an opportunity to be heard by the Board within the first ten (10) business days of the thirty (30) day cure period, and if that is not feasible, then the thirty (30) day cure period will be extended on a day-for-day basis thereafter until Executive is provided such opportunity to be heard by the Board. In this context, “heard by the Board” shall be a hearing at a duly noticed and convened special meeting of the Board in compliance with the bylaws of Luminex. In the event that the Board does not rescind its written notice or Executive fails to cure the breach (excluding section (iv) above) to the reasonable satisfaction of the Board within the thirty (30) day cure period, as provided above, the termination shall be effective as of the date that Luminex notifies Executive, in writing, of his termination following the expiration of the thirty (30) day cure period (as the same may be extended as provided above). Upon any Termination For Cause, Executive shall be paid the Accrued Obligations (defined below) within three (3) business days following the effective date of termination and no more. In recognition of the extreme reputational damage to Executive of a Termination For Cause, prior to Luminex providing Executive with the written notice of termination as provided above, Luminex shall provide a five (5) day opportunity for Executive to submit his written resignation as an Actual Voluntary Termination.

2.2.2    Termination Other Than For Cause. “Termination Other Than For Cause” shall mean (i) termination by Luminex of Executive’s employment with Luminex for any reason other than Termination For Cause, Termination by Reason of Death, Termination by Reason of Incapacity or Termination Upon Expiration of Agreement or (ii) termination by Executive upon constructive termination (“Constructive Termination”) of Executive’s employment with Luminex by reason of (A) a material reduction in Executive’s Base Salary (defined below), unless such reduction is a part of an across-the-board percentage decrease in base salaries affecting all executive officers of Luminex equally as to the percentage; provided, that, in any event, Luminex shall not reduce Executive’s Base Salary below the greater of 90% of Executive’s Base Salary as in effect on the Effective Date, or 90% of Executive’s Base Salary in effect immediately prior to such reduction; (B) a reduction in Executive’s title from President and Chief Executive Officer of Luminex (whether by reason of Executive’s removal from any of such offices or Luminex’s failure to reappoint Executive to any of such offices); (C) a Material Diminution (defined below); (D) a requirement that Executive change his principal place of business to a location that is outside the Office Area (defined below), or (E) Luminex’s material breach of this Agreement (each, a “Constructive Termination Event”). In order to constitute Constructive Termination, Executive must notify Luminex, in writing, of the Constructive Termination Event within sixty (60) days of its occurrence (the “Constructive Termination Notice Period”) and Luminex must fail to cure the Constructive Termination Event, to the extent such event can be cured, within thirty (30) days of its receipt of such notice (the “Constructive Termination Cure Period”). Termination Other Than For Cause may be effected by Luminex at any time by providing Executive with written notice of such termination. The termination shall be effective as of the date of the notice or such later date as may be determined by Luminex. Executive may also effect a Termination Other Than For Cause upon written notice to Luminex prior to the expiration of the Constructive Termination Notice Period following the occurrence of a Constructive Termination Event; provided that (i) failure by Executive to deliver written notice of the occurrence of a Constructive Termination Event within the Constructive Termination Notice Period and/or (ii) failure by Executive to terminate employment within ninety (90) days following Luminex’s failure to cure the Constructive Termination Event prior to expiration of the Constructive Termination Cure Period shall constitute Executive’s waiver of his right to terminate upon Constructive Termination of Executive’s employment with Luminex with respect to such Constructive Termination Event. Upon any Termination Other Than For Cause, Executive shall be paid (i) within three (3) business days following the effective date of termination the amount of the Accrued Obligations; (ii) the Accrued Bonus, if any, at the same time at which other executives of Luminex receive their annual bonus in respect of the calendar year in which termination occurred; and (iii) the Severance Compensation provided in Paragraph 4.1. For purposes of this Agreement, “Material Diminution” means a material diminution by Luminex of Executive’s duties, powers, authority, functions or responsibilities without Executive’s consent, such that Executive is left with such duties, powers, authority, functions and responsibilities (when viewed in the aggregate) that are materially diminished compared to both (i) those duties, powers, authority, functions and responsibilities conferred upon Executive at the Effective Date and (ii) those duties, powers, authority, functions and responsibilities that are most typically conferred upon the chief executive officer of companies having revenues comparable to Luminex (based on the revenues of Luminex at the time of determination). For purposes of this Agreement, “Office Area” means the geographical area within a fifty (50) mile radius of Luminex’s current principal office at 12212 Technology Blvd., Austin, Texas.

2.2.3    Actual Voluntary Termination. “Actual Voluntary Termination” shall mean termination by Executive of Executive’s employment with Luminex for any reason other than Termination For Cause, Termination Other Than For Cause, Termination by Reason of Death or Termination by Reason of Incapacity. In the event of an Actual Voluntary Termination, Executive shall be paid during the next normal pay cycle following the effective date of termination the amount of the Accrued Obligations and no more.

2.2.4    Termination by Reason of Incapacity. If, during the Term, Executive shall become Permanently Disabled (defined below), Luminex may terminate Executive's employment with Luminex effective on the earliest date permitted under applicable law, if any, and such termination shall be deemed “Termination by Reason of Incapacity”. Upon termination of employment under this Paragraph, Executive shall be paid (i) on the next normal pay cycle following the effective date of termination the amount of the Accrued Obligations; (ii) the Accrued Bonus, if any, at the same time at which other executives of Luminex receive their annual bonus in respect of the calendar year in which termination occurred; and (iii) the Severance Compensation provided in Paragraph 4.2. As used herein, Executive shall be deemed “Permanently Disabled” if Executive is (i) collecting long-term disability payments under a long-term disability plan established for the benefit of Luminex's employees or executives generally or a reasonably similar plan so long as such plan utilizes a definition of “disability” provided for in Section 1.409A-3(i)(4) of the Treasury Regulations (“Section 409A Definition of Disability”) or (ii) if, and only if, no such long-term disability plan is in effect at the time of determination or such plan fails to utilize a Section 409A Definition of Disability, an independent physician selected by Luminex and reasonably acceptable to Executive makes a written determination that Executive is unable to engage in any substantial gainful activity, despite his best efforts, by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuing period of not less than twelve (12) months. The determination of any selected independent physician is final and binding on the parties and shall be made after taking into account such competent medical evidence as shall be presented to the independent physician by Executive and/or Luminex or by any physician or group of physicians or other competent medical experts employed by Executive and/or Luminex to advise such independent physician, and in accordance with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).

2.2.5    Termination by Reason of Death. In the event of Executive’s death during the Term, Executive’s employment with Luminex shall be deemed to have terminated as of the date on which his death occurs and upon receipt of a certified death certificate, and the estate of Executive shall be paid (i) within fifteen (15) days following the effective date of termination the amount of the Accrued Obligations; (ii) the Accrued Bonus, if any, at the same time at which other executives of Luminex receive their annual bonus in respect of the calendar year in which termination occurred; and (iii) the Severance Compensation provided in Paragraph 4.3.

2.2.6    Termination Upon Expiration of Agreement. In the event that Luminex refuses for any reason to extend this Agreement by giving written notice at least ninety (90) days prior to the initial or any renewal period as set forth in Paragraph 2.1, Executive shall be paid upon his subsequent termination of employment (i) within three (3) business days following the effective date of termination the amount of the Accrued Obligations; (ii) the Accrued Bonus, if any, at the same time at which other executives of Luminex receive their annual bonus in respect of the calendar year in which termination occurred; and (iii) the Severance Compensation provided in Paragraph 4.4. In the event that Executive refuses for any reason (except as otherwise provided herein) to extend this Agreement by giving written notice at least ninety (90) days prior to the initial or any renewal period as set forth in Paragraph 2.1, the termination shall be deemed an Actual Voluntary Termination; provided, however, that this ninety (90) day period for Executive shall be reduced on a day-for-day basis while any Constructive Termination Event that Luminex has been given notice of prior to such ninety (90) day period remains unremedied by Luminex as provided above during such ninety (90) day period.

2.2.7    Termination of Relationship with Affiliated Entities. Unless agreed by Luminex (or a subsidiary thereof) and Executive in a separate written agreement (other than corporate minutes, resolutions, charter documents, bylaws and partnership agreements), upon the termination of Executive’s employment with Luminex for any reason, Executive shall tender a written resignation of any positions he may have with Luminex and any and all of Luminex’s direct and indirect subsidiaries.

2.2.8    Definition of Accrued Obligations and Accrued Bonus. As used in this Agreement, “Accrued Obligations” means all accrued but unpaid salary, accrued but unpaid vacation, and similar pay (all determined in accordance with Luminex’s policies then in effect), any appropriate unreimbursed business expenses incurred by Executive in connection with his duties hereunder and appropriately documented (Executive being afforded a reasonable opportunity to submit final expense reimbursement requests), and any vested and accrued benefits provided under employee benefit programs maintained by Luminex, including qualified and nonqualified programs which shall be payable according to their terms. If (i) termination takes place other than (a) for Cause or (b) as a result of Employee’s Actual Voluntary Termination, (ii) after March 31 of any calendar year, and (iii) as of the end of such calendar year during which termination occurred, all written performance criteria for Executive to have earned the bonus for the calendar year have been satisfied, then a portion of Executive’s bonus compensation that otherwise would have been payable pursuant to Paragraph 3.2, (the “Accrued Bonus”), shall deemed to have accrued on a prorata basis in an amount equal to a fraction, the numerator of which is the number of completed weeks of service prior to termination during the year and the denominator of which is 52. In addition, if (i) Executive is terminated after the end of a calendar year, other than (a) for Cause or (b) as a result of Employee’s Actual Voluntary Termination; and (ii) Executive earned bonus compensation pursuant to Paragraph 3.2 in respect of the most recently completed calendar year, which bonus compensation has not been paid to Executive at the time of termination; then “Accrued Bonus” also shall include such full bonus earned in respect of the most recently completed calendar year.

3.Salary, Benefits, Bonus and Stock.

3.1    Base Salary. As payment for the services to be rendered by Executive as provided in Paragraph 1 and subject to the terms and conditions of Paragraph 2, Luminex agrees to pay to Executive a “Base Salary” at the rate of $600,000 per annum. The Base Salary shall be paid in arrears in semi-monthly payments and according to the normal pay periods of Luminex. The Board, or the Compensation Committee thereof, shall review Executive’s Base Salary annually during the period of his employment hereunder and, in its sole discretion, may increase such Base Salary from time to time based upon Executive’s performance, the financial condition of Luminex, salaries of executives in similar positions at other comparable companies in the industry, and such other factors as the Board, or Compensation Committee thereof, shall consider relevant. The Base Salary shall be payable in accordance with the then-current payroll policies of Luminex.

3.2    Bonuses. Executive shall be eligible to receive a bonus each year in an amount up to the target bonus of 100% (or such higher percentage as may be determined from time to time by the Board or the Compensation Committee thereof) of Executive’s Base Salary during the Term and any extensions hereof, with the actual amount of any such bonus to be determined in the sole discretion of the Board. The Board is under no obligation to declare, and Luminex is under no obligation to pay, any bonus to Executive under the terms of this Agreement. In the event Executive and Luminex are parties to a written agreement or plan executed by both Luminex and Executive that governs bonus arrangements, and the provisions thereof conflict with this Paragraph 3.2, the terms of such other written agreement or plan shall supersede this Paragraph 3.2.

3.3    Change in Control. In the event that both (i) a Change in Control (defined below) of Luminex occurs during the Term and (ii) Executive's employment with Luminex (or, as applicable, its successor in interest) is terminated by Luminex for any reason at any time within six (6) months following the occurrence of the Change in Control of Luminex, in lieu of any Severance Compensation then owed or that otherwise would be owed in the future to Executive under Paragraph 4 of this Agreement, Luminex (or its successor in interest) shall pay Executive both the Accrued Obligations and a lump sum payment (the “Change in Control Payment”) in an aggregate amount equal to the sum of (i) the Bonus Amount (defined below), plus (ii) an amount equal to Executive's annual Base Salary (at the highest rate in effect during the period beginning six months immediately prior to the effective date of the Change in Control through the date of termination) within three (3) business days after the termination of Executive's employment. In addition, following the payment of the Change in Control Payment, Luminex shall also pay Executive the Accrued Bonus, if any, at the same time at which other executives of Luminex receive their annual bonus in respect of the calendar year in which termination occurred. In the interest of clarity, Luminex and Executive agree that, upon the termination of Executive's employment at any time within six (6) months following the occurrence of the Change in Control of Luminex, the provisions of Paragraphs 4.1, 4.2, 4.3, 4.4, and 4.6 shall automatically be deemed null and void and shall not apply with respect to any termination of Executive's employment (whether such termination is effected in connection with the Change in Control of Luminex or at any time within six (6) months following the Change in Control of Luminex), and under no circumstances shall Luminex ever be obligated to pay Executive both a Change in Control Payment and Severance

Compensation under Paragraph 4. For purposes of this Agreement, a “Change in Control” of Luminex shall be deemed to have occurred if, after the date of this Agreement:

(A)any “Person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (other than an Approved Person (as defined below)) becomes the “Beneficial Owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of a majority of the then outstanding Common Stock of Luminex (“Common Stock”) (such Person, an “Acquiring Person”); or

(B)Luminex merges or consolidates with any other corporation or other entity, in each case other than a merger or consolidation which results in the voting securities of Luminex outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least a majority of the combined voting power of the voting securities of Luminex or such surviving entity outstanding immediately after such merger or consolidation; or

(C)Luminex sells or disposes of all or substantially all of Luminex's assets in one transaction or a series of related transactions; or

(D)If, as a result of nominations made by a person or group other than the Board of Directors of Luminex, individuals who prior to such nominations constitute the Directors of Luminex cease for any reason to constitute at least a majority thereof within the two year period following such nominations.

Notwithstanding the foregoing, to the extent that (i) any payment or vesting of an equity award under this Agreement is payable or becomes vested solely upon or following the occurrence of a Change in Control and (ii) such payment or vesting event is treated as “deferred compensation” for purposes of Section 409A of the Code, a Change in Control shall mean a “change in the ownership of Luminex,” a “change in the effective control of Luminex” or a “change in the ownership of a substantial portion of the assets of Luminex” as such terms are defined in Section 1.409A-3(i)(5) of the Treasury Regulations and in accordance with Section 1.409A-3(c) of the Treasury Regulations.

As used in this Agreement, “Approved Person” means (1) an employee benefit plan of Luminex (or a trustee or other fiduciary holding securities for such a plan), or (2) a corporation owned, directly or indirectly, by the stockholders of Luminex in substantially the same proportions as their ownership of stock of Luminex, or (3) a Person not less than a majority of whose voting securities are Beneficially Owned by Luminex after giving effect to the transaction.
As used in this Agreement, “Bonus Amount” means the earned bonus compensation as described in Paragraph 3.2 above (if any) paid or payable for the last full year for which a bonus has been paid or remains payable as provided in this Agreement.
Any options or stock appreciation rights (together, “Options”) granted (including without limitation Options that may be granted in the future) and restricted stock and restricted stock units (together, “Restricted Stock”) issued (including without limitation Restricted Stock that may be issued in the future) to Executive pursuant to any incentive plan of Luminex shall immediately vest upon a Change in Control. For the avoidance of doubt, “Performance Awards” granted pursuant to the 2006 Plan (as hereinafter defined), or any successor plan, shall vest only according to the terms of the applicable award agreement in the event of a Change in Control or otherwise. Luminex shall take no action to facilitate a transaction involving a Change in Control, including without limitation redemption of any rights issued pursuant to any rights agreement, unless it has taken such action as may be necessary to ensure that Executive has the opportunity to exercise all Options he may then hold, and obtain certificates containing no restrictive legends in respect of any Restricted Stock he may then hold, at a time and in a manner that shall give Executive the opportunity to sell or exchange the securities of Luminex acquired upon exercise of his Options and upon receipt of unrestricted certificates for shares of Common Stock in respect of his Restricted Stock, if any (collectively, the “Acquired Securities”), at the earliest time and in the most advantageous manner any holder of the same class of securities as the Acquired Securities is able to sell or exchange such securities in connection with such Change in Control. Luminex acknowledges that its covenants in the preceding sentence (the “Covenants”) are reasonable and necessary in order to protect the legitimate interests of Luminex in maintaining Executive as one of its employees and that any violation of the Covenants by Luminex would result in irreparable injuries to Executive, and Luminex therefore acknowledges that in the event of any violation of the Covenants by Luminex or its directors, officers or employees, or any of their respective agents, Executive shall be entitled to obtain from any court of competent jurisdiction temporary, preliminary and permanent injunctive relief in order to (i) obtain specific performance of the Covenants, (ii) obtain specific performance of the exercise of his Options, delivery of certificates containing no restrictive legends in respect of his Restricted Stock and the sale or exchange of the Acquired Securities in the advantageous manner contemplated above or (iii) prevent violation of the Covenants; provided nothing in this Agreement shall be deemed to prejudice Executive's rights to damages for violation of the Covenants. In the event that the terms of any separate written agreement concerning Options granted or Restricted Stock issued to Executive conflict with the terms of this paragraph, the terms of this paragraph shall control.
3.4    Additional Benefits. During the Term, Executive shall be entitled to the following fringe benefits:

3.4.1    Benefits and Vacation. Executive shall be entitled to participate in such profit sharing, pension, retirement, deferred compensation, savings, life, medical, dental, disability and other welfare benefit plans maintained by Luminex in accordance with the terms thereof, as the same may be amended and in effect from time to time, as are now generally available or later made generally available to executive officers of Luminex. A termination or expiration of this Agreement for any reason or for no reason shall not affect any rights which Executive may have pursuant to any agreement, policy, plan, program or arrangement of Luminex providing Executive benefits (including under any stock option agreement or bonus plan or agreement which may exist), which rights shall be governed by the terms thereof. Executive shall be entitled to four (4) weeks paid vacation each calendar year (prorated for partial years); provided that Executive shall not be entitled to either (i) more than two (2) consecutive weeks of vacation or (ii) more than two (2) weeks of vacation in any rolling four (4) week period. Unless approved in advance by the Board or a committee thereof, accrued vacation not taken in any applicable period shall not be carried forward or used in any subsequent period. The Compensation Committee of the Board shall consider from time to time whether Executive’s vacation term should be increased.

3.4.2    Reimbursement for Expenses.

3.4.2.1    Incidental Expenses. Luminex shall reimburse Executive for reasonable and properly documented out-of-pocket business and/or entertainment expenses incurred by Executive in connection with his duties under this Agreement. Any such expenses shall be submitted by Executive to Luminex on a periodic basis and will be paid in accordance with standard Luminex policies and procedures.

3.4.2.2    Expenses Associated with Relocation of Executive to the Austin, Texas Area. Luminex shall reimburse Executive for any reasonable, out-of-pocket and adequately documented (i) moving expenses incurred by Executive in connection with the transfer of the contents of his residences from Atlanta, Georgia to the Austin, Texas metropolitan area; (ii) airfare incurred by Executive’s spouse in the course of making up to three (3) house-hunting trips to the Austin, Texas metropolitan area; (iii) Executive will use his best efforts to relocate himself and his family to the Austin, Texas metropolitan area as soon as reasonably possible; however in the meantime, he will be reimbursed for any reasonable, out-of-pocket and adequately documented hotel lodging, meals and related incidental expenses (e.g., laundry service) in Austin, Texas and end-of-workweek airfare to Atlanta, Georgia and commencement-of-workweek airfare to Austin, Texas (so that Executive may be at his Atlanta home on the weekends) for a period of four (4) months commencing on the Effective Date, unless Executive is able to move to a permanent residence in the Austin, Texas metropolitan area before the conclusion of such four (4) month period; (iv) rent payments of up to Five Thousand Dollars ($5,000) per month for months five (5) and six (6) subsequent to the Effective Date made by Executive in respect of renting a primary temporary residence in the Austin, Texas metropolitan area, unless Executive is able to move to a permanent residence in the Austin, Texas metropolitan area before the beginning of months five (5) or six (6), respectively; (v) real estate agency commissions (at standard rates) assessed on the sale of Executive’s residence in Atlanta, Georgia, and (vi) closing costs (including up to one “point” paid in connection with obtaining a residential mortgage) associated with the purchase of Executive’s primary permanent residence in the Austin, Texas metropolitan area. In addition to the foregoing, in consideration of the inconvenience of relocating Executive and his family, upon the purchase of Executive’s primary permanent residence in the Austin, Texas metropolitan area, Luminex shall pay Executive a one-time, lump-sum payment equal to Thirty Thousand Dollars ($30,000).

3.4.2.3    Legal Expenses. Within thirty (30) days after the execution and delivery of this Agreement by Luminex and Executive, Luminex shall reimburse Executive for all reasonable, out-of-pocket and adequately documented attorneys’ fees incurred by Executive in the course of the negotiation and documentation of this Agreement, the Restricted Stock Agreement and the Stock Option Award Agreement to be entered into between Luminex and Executive pursuant to Paragraphs 3.5 and 3.6.

3.4.2.4    Future Moving Expenses. In the event of the relocation of Luminex’s headquarters to a location that is outside the Office Area and Executive elects to relocate, Luminex shall reimburse Executive for any reasonable, out-of-pocket, and adequately documented moving expenses incurred by Executive in connection with the transfer of his residence.

3.4.2.5    Reimbursement Payment Adjustment. In addition and as to each reimbursement payment, to the extent that any reimbursement under the clauses in Paragraphs 3.4.2.2 and 3.4.2.4 is not fully deductible by Executive for federal, state and local income tax purposes after giving effect to any phase-outs or imitations on such deductions, Luminex will pay Executive an additional amount such that the net amount retained by Executive, after deduction of any federal, state and local income tax on the reimbursement and such additional amount, will be equal to the reimbursement payment. Any such reimbursement shall be made strictly in accordance with Section 1.409A-3(i)(1)(v) of the Treasury Regulations, which is incorporated herein.

3.5    Stock Options. On the date hereof, Executive shall be awarded an option to purchase two hundred and fifty thousand (250,000) shares of Luminex’s Common Stock pursuant to Luminex’s Second Amended and Restated 2006 Equity Incentive Plan, as amended (the “2006 Plan”), which shall vest in four (4) equal increments on each of the succeeding four (4) anniversaries of the date of grant.

3.6    Restricted Stock Award. On the date hereof, Executive shall be awarded one hundred thousand (100,000) shares of Luminex’s Common Stock pursuant to the 2006 Plan, which shall vest in four (4) equal increments on each of the succeeding four (4) anniversaries of the date of grant.

4.Severance Compensation.

4.1    Severance Compensation in the Event of a Termination Other Than For Cause. In the event Executive’s employment is terminated as a result of a Termination Other Than for Cause, Executive shall be paid (subject to Paragraph 4.6) the Severance Compensation (defined below).

4.2    Severance Compensation for Termination by Reason of Incapacity. In the event Executive’s employment is terminated as a result of a Termination by Reason of Incapacity, Executive shall be paid (subject to Paragraph 4.6) the Severance Compensation.

4.3    Severance Compensation for Termination by Reason of Death. In the event Executive’s employment is terminated as a result of Executive’s death, the estate of Executive shall be paid the Severance Compensation.

4.4    Severance Compensation In the Event Of A Failure Of Luminex To Renew This Agreement. In the event Luminex fails or otherwise refuses for any reason to extend this Agreement beyond the initial Term and any extensions thereof, Executive shall be paid (subject to Paragraph 4.6) the Severance Compensation upon his subsequent termination of employment.

4.5    No Severance Compensation Upon Other Termination. In the event of an Actual Voluntary Termination or Termination For Cause, Executive shall not be paid any severance compensation.

4.6    Conditions to Payment; Sole Remedy. Executive shall not be entitled to receive any compensation or other payment pursuant to Paragraphs 4.1, 4.2 or 4.4 unless Executive shall have executed and delivered to Luminex a mutual release, prepared and signed by Luminex in substantially in the form attached hereto as Exhibit A (the “Release”) following receipt of such Release from Luminex and all revocation and waiting periods required by applicable law and applicable to such Release have expired, in each case, prior to the expiration of the Severance Delay Period (as defined below). If Luminex fails to deliver to Executive the signed Release at least thirty (30) days prior to the expiration of the Severance Delay Period (as defined below), then Executive’s requirement to execute and deliver to Luminex the Release pursuant to this Paragraph 4.6 shall become null and void. In addition, in the event that Executive breaches any of the restrictive covenants set forth in Article 5 at any time, Luminex shall be entitled to discontinue any compensation or other payments pursuant to Paragraphs 4.1, 4.2 or 4.4 (provided, however, that if it is finally determined by a court of competent jurisdiction in a final judgment not subject to further appeal, that Luminex asserted in bad faith that Executive breached any of the restrictive covenants set forth in Article 5, the payments of the Severance Compensation shall be extended for two months for each calendar month that payments were delayed). The compensation to be paid to Executive pursuant to Paragraphs 4.1, 4.2, 4.3 or 4.4 shall represent the sole and exclusive remedy of Executive in connection with the termination of his employment and this Agreement upon a Termination Other Than for Cause, a Termination by Reason of Incapacity, a termination in connection with Executive's death, or a refusal by Luminex to extend this Agreement beyond the Term and any extensions thereof. In the event that Luminex shall terminate Executive for Cause, Executive shall not be eligible to receive any compensation or other payment pursuant to Paragraphs 4.1, 4.2 or 4.4 and Executive shall not be required to sign the Release. For purposes of this Agreement, “Severance Delay Period” means the sixty (60) day period immediately following the Executive's termination date. The Executive acknowledges that his failure to timely execute and return the Release or the failure of all revocation periods to end prior to the expiration of the Severance Delay Period will result in his forfeiture of the Severance Compensation.

4.7    Definition of Severance Compensation. As used in this Agreement, “Severance Compensation” means an amount equal to the sum of (i) the Bonus Amount, plus (ii) an amount equal to the greater of (A) Executive's annual Base Salary (at the highest rate in effect for the six month period immediately prior to the date of termination) or (B) the amount of Base Salary that would have been paid to Executive over the remainder of the Term, assuming that Luminex would have provided Executive with written notice of Luminex's intent not to renew this Agreement in accordance with Paragraph 2.1. The Severance Compensation shall be paid in semi-monthly installments for a period of twelve (12) months from the date of termination (the “Severance Period”). Notwithstanding the foregoing, the payment of Severance Compensation under Paragraphs 4.1, 4.2 and 4.4 shall commence on the 60th day following Executive's termination date (the “Initial Payment Date”) and Severance Compensation scheduled to be made during the Severance Delay Period shall be accrued and paid on the Initial Payment Date with any remaining Severance Compensation continuing for the remainder of the Severance Period hereunder. In addition, as part of the Severance Compensation, Luminex also shall pay: (i) (until the earlier of (x) the first annual anniversary of the termination of this Agreement or (y) the date that Executive is eligible to be covered under a comparable or more favorable health plan of another Person) (A) COBRA payments in respect of the continuation of health benefits for Executive, his spouse and his children and (B) COBRA payments to fund dental and vision coverage for Executive, his spouse and his children comparable to the dental and vision coverage provided to other employees of Luminex; and (ii) subject to the restrictions and obligations related to the Severance Compensation set forth herein, on the Initial Payment Date to Executive a lump sum amount equal to the sum of (A) Luminex’s annual cost for the Executive’s short-term and long-term disability and life insurance in effect on the date of the Executive’s termination of employment and (B) the amount of the contribution for the Executive under Luminex’s 401(k) Retirement Plan for the plan year prior to the year of the Executive’s termination of employment.  Notwithstanding the foregoing, if the Company making any payment pursuant to the foregoing sentence would violate the nondiscrimination rules applicable to non-grandfathered plans, or result in the imposition of penalties under, the Patient Protection and Affordable Care Act of 2010 (“PPACA”) and related regulations and guidance promulgated thereunder, the parties agree to reform such sentence in such manner as is necessary to comply with PPACA.

4.8    Section 409A.

4.8.1    It is intended that that the payments under this Agreement satisfy, to the greatest extent possible, the exemptions from the application of Section 409A of the Code, including those provided under Treasury Regulations 1.409A-1(b)(4) (regarding short-term deferrals), 1.409A-1(b)(9)(iii) (regarding the two-times, two (2) year exception) and 1.409A-1(b)(9)(v) (regarding reimbursements and other separation pay). Notwithstanding anything to the contrary herein, if (i) on the date of Executive's “separation from service” (as such term is defined under Treasury Regulation 1.409A-1(h)), Executive is deemed to be a “specified employee” (as such term is defined under Treasury Regulation 1.409A-1(i)(1)) of Luminex, as determined in accordance with Luminex's “specified employee” determination procedures, and (ii) any payments to be provided to Executive pursuant to this Agreement which constitute “deferred compensation” for purposes of Section 409A of the Code and are or may become subject to the additional tax under Section 409A(a)(1)(B) of the Code or any other taxes or penalties imposed under Section 409A of the Code if provided at the time otherwise required under this Agreement, then such payments shall be delayed until the date that is six (6) months after the date of Executive's “separation from service” (as such term is defined under Treasury Regulation 1.409A-1(h)) or, if sooner, the date of Executive's death. Any payments delayed pursuant to this Paragraph 4.8.1 shall be made in a lump sum on the first day of the seventh month following Executive's “separation from service” (as such term is defined under Treasury Regulation 1.409A-1(h)) or, if sooner, the date of Executive's death and any remaining payments shall be paid according to the schedule otherwise applicable to the payments.

4.8.2    Notwithstanding any other provision to the contrary, a termination of employment with Luminex shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of “deferred compensation” (as such term is defined in Section 409A of the Code and the Treasury Regulations promulgated thereunder) upon or following a termination of employment unless such termination is also a “separation from service” from Luminex within the meaning of Section 409A of the Code and Section 1.409A-1(h) of the Treasury Regulations and, for purposes of any such provision of this Agreement, references to a “separation,” “termination,” “termination of employment” or like terms shall mean “separation from service.”

4.8.3    To the extent that any expenses, reimbursement, fringe benefit or other, similar plan or arrangement in which Executive participates during the term of Executive's employment under this Agreement (including any reimbursements under Paragraphs 3.4.2.1, 3.4.2.2, 3.4.2.4, 3.4.2.5 7 or 8.5 hereof) or thereafter provides for a “deferral of compensation” within the meaning of Section 409A of the Code, then such amount shall be reimbursed in accordance with Section 1.409A-3(i)(1)(iv) of the Treasury Regulations (or Section 1.409A-3(i)(1)(v) of the Treasury Regulations, as applicable), including (i) the amount eligible for reimbursement or payment under such plan or arrangement in one calendar year may not affect the amount eligible for reimbursement or payment in any other calendar year (except that a plan providing medical or health benefits may impose a generally applicable limit on the amount that may be reimbursed or paid), (ii) subject to any shorter time periods provided herein or the applicable plans or arrangements, any reimbursement or payment of an expense under such plan or arrangement must be made on or before the last day of the calendar year following the calendar year in which the expense was incurred, and (iii) the right to any reimbursement or in-kind benefit is not subject to liquidation or exchange for another benefit.

4.8.4    Notwithstanding any other provision to the contrary, in no event shall any payment under this Agreement that constitutes “deferred compensation” for purposes of Section 409A of the Code and the Treasury Regulations promulgated thereunder be subject to offset by any other amount unless otherwise permitted by Section 409A of the Code.

5.Protection of Luminex.

5.1    Non-Competition. Ancillary to the otherwise enforceable agreements set forth in this Agreement, Executive agrees that during Executive’s employment with Luminex and for a period of two (2) years following termination of employment, whether such termination occurs at the insistence of Executive or Luminex for any reason, Executive shall not compete directly or indirectly in any way with the business of Luminex anywhere in the world where Luminex conducted business during the Term. For purposes of this Agreement, “compete directly or indirectly in any way with the business of Luminex” means to become an employee, consultant, advisor, manager, member, director of or beneficially own more than three percent of any individual, company or entity that is engaged in biological testing technology using multiplexing and/or real-time PCR with application to the life-sciences industry at the time of determination (the “Core Business”). Executive agrees that the assertion or existence of any claim by Executive against Luminex shall not be a defense to the enforcement of this paragraph by injunction or otherwise.

5.2    Nonsolicitation. Ancillary to the otherwise enforceable agreements set forth in this Agreement, Executive agrees that, for a period of two (2) years subsequent to the termination of Executive’s employment with Luminex, whether such termination occurs at the insistence of Executive or Luminex for any reason, Executive shall not recruit, hire, or attempt to recruit or hire, directly or by assisting others, any other employees of Luminex, nor shall Executive contact or communicate with any other employees of Luminex for the purpose of inducing other employees to terminate their employment with Luminex. The foregoing shall not apply to (a) general public or industry solicitations not targeted at employees of Luminex, (b) solicitations in which Executive is not materially involved that are not targeted at employees of Luminex, for example by third party recruiters or staffing agencies, or by a third party company’s human resources or other department which is hiring in the ordinary course of business and where Executive is not materially involved in the recruiting process and that are not specifically targeted at employees of Luminex and (c) any Luminex employee who, on their own volition and without inducement, approaches a third party company with which Executive may be affiliated in the future. For purposes of this covenant, “other employees of Luminex” shall refer to (i) employees who are still actively employed by Luminex or a subsidiary of Luminex at the time of the attempted recruiting or hiring and (ii) individuals who were employed by Luminex or a subsidiary of Luminex within six (6) months prior to the time of the attempted recruiting or hiring.

5.3    Remedies. Due to the irreparable and continuing nature of the injury which would result from a breach of the covenants described in Paragraphs 5.1 and 5.2, Executive agrees that Luminex may, in addition to any remedy which Luminex may have at law or in equity, apply to any court of competent jurisdiction for the entry of an immediate order to restrain or enjoin the breach of this covenant and to otherwise specifically enforce the provisions of the covenants set forth in Paragraphs 5.1 and 5.2.

5.4    Acknowledgment. Executive acknowledges and agrees that the restrictions set forth above are ancillary to an otherwise enforceable agreement and supported by independent valuable consideration as required by TEX. BUS. & COMM. CODE ANN. § 15.50. Executive further acknowledges and agrees that the limitations as to time, geographical area, and scope of activity to be restrained by Paragraphs 5.1 and 5.2 are reasonable and acceptable to Executive, and do not impose any greater restraint than is reasonably necessary to protect the goodwill and other business interests of Luminex.

5.5    Reformation and Severance. If a judicial determination is made that any of the provisions of the above restriction constitutes an unreasonable or otherwise unenforceable restriction against Executive, it shall be rendered void only to the extent that such judicial determination finds such provisions to be unreasonable or otherwise unenforceable. In this regard, the parties hereby agree that any judicial authority construing this Agreement shall be empowered to sever any portion of the prohibited business activity from the coverage of this restriction and to apply the restriction to the remaining portion of the business activities not so severed by such judicial authority. Moreover, notwithstanding the fact that any provisions of this restriction are determined by a court not to be specifically enforceable through injunctive relief, Luminex shall nevertheless be entitled to seek to recover monetary damages as a result of the breach of any provision which is found enforceable or reformed to be enforceable by a court. The time period during which the restrictions shall apply shall be tolled and extended as to Executive for a period equal to the aggregate quantity of time during which a court of competent jurisdiction has held that Executive has violated such prohibitions in any respect.

5.6    Confidential Information and Trade Secrets. As used herein, “Confidential Information” means any data or information that is important, competitively sensitive, and not generally known by the public or persons involved in the biological testing or life sciences industries, including, but not limited to, Luminex’s business plans, prospective customers, training manuals, proprietary software, product development plans, bidding and pricing procedures, market plans and strategies, projections, internal performance statistics, financial data, confidential personnel information concerning employees of Luminex, operational or administrative plans, policy manuals, and terms and conditions of contracts and agreements. The term “Confidential Information” shall not apply to information which is (i) already in Executive’s possession (unless such information was obtained by Executive from Luminex in the course of Executive’s employment by Luminex); (ii) received by Executive from a third party with, to Executive’s knowledge, no restriction on disclosure and who lawfully obtained such information; (iii) required to be disclosed by any applicable law or by an order of a court of competent jurisdiction; (iv) otherwise released by Luminex in a non-confidential manner; or (v) in lawful possession of a third party not under an obligation of confidentiality to Luminex.

Executive recognizes and acknowledges that the Confidential Information constitutes valuable, special and unique assets of Luminex and its affiliates. Except as required to perform Executive’s duties as an Executive of Luminex, until such time as it ceases to be Confidential Information through no act of Executive in violation of this Agreement, Executive will not use or disclose any Confidential Information of Luminex. Upon the request of Luminex and, in any event, upon the termination of this Agreement for any reason, Executive will surrender to Luminex (i) all memoranda, notes, records, drawings, manuals or other documents pertaining to Luminex’s business including all copies and/or reproductions thereof and (ii) all materials involving any Confidential Information of Luminex.
5.7    Preservation of Luminex Property. Executive acknowledges that from time to time in the course of employment with Luminex, Executive will have the opportunity to inspect and use certain property of Luminex, both tangible and intangible, including but not limited to files, records, documents, drawings, specifications, lists, equipment, graphics, designs, and similar items relating to the business of Luminex. Executive acknowledges and agrees that all such property, including but not limited to any and all copies thereof, whether prepared by Executive or otherwise in the possession of Executive, are and shall remain the exclusive property of Luminex, that Executive shall have no right or proprietary interest in such property and that Executive will safeguard and return to Luminex all such property upon the earlier of (i) Luminex’s request and (ii) the termination of Executive’s employment with Luminex.

5.8    Assignment of Inventions to Luminex; Work for Hire; Cooperation.

5.8.1    Luminex shall own all right, title and interest (including all patent, copyright, trademark, trade secret, database rights, and all other rights of any sort throughout the world) in and to any and all inventions (whether or not patentable) works of authorship, works, developments, discoveries, methods, processes, designs, ideas, concepts, information, improvements and/or other work product made, caused to be made, conceived, implemented or reduced to practice, in whole or in part, whether alone or acting with others, by Executive during the term of Executive’s employment with Luminex (collectively, “Inventions”).  Executive agrees to promptly disclose all Inventions to Luminex, and Executive agrees to hold in confidence and not disclose any Invention to any third party.  Executive further agrees that all Inventions are “works made for hire” within the meaning of the Copyright Act of 1976, as amended, are the sole and exclusive property of Luminex, and Executive shall have no right to exercise any economic rights to any Invention.  Executive hereby irrevocably assigns, transfers, and sets over absolutely, without further consideration, to Luminex any and all rights, title, and interest in and to all Inventions; provided however, that this Paragraph shall not apply to any Invention for which no equipment, supplies, facilities, intellectual property, trade secrets or Confidential Information of Luminex were used and that was developed entirely on Executive’s own time, unless the Invention (i) relates to Luminex’s current or contemplated business or activities; (ii) relates to Luminex’s actual or demonstrably anticipated research or development; or (iii) results from or relates to any work performed by Executive for Luminex.  To the extent Executive uses or discloses his confidential or proprietary information or intellectual property that does not constitute Inventions when acting within the scope of Executive’s employment or otherwise on behalf of Luminex, Luminex will have, and Executive hereby grants to Luminex, a perpetual, irrevocable, worldwide, royalty-free, non-exclusive, sublicensable right and license to exploit, exercise and otherwise use such confidential or proprietary information and/or intellectual property.

5.8.2    Executive agrees to perform, upon the reasonable request of Luminex, during or after Executive’s employment with Luminex, such further acts as may be necessary or desirable to confirm, transfer, perfect, and defend Luminex’s ownership of any Invention, including without limitation: (a) executing, acknowledging, and delivering any requested affidavits and documents of assignment and conveyance; (b) assisting in the preparation, prosecution, procurement, maintenance and enforcement of all copyrights, patents and/or other rights with respect to any Invention in any country; (c) providing testimony in connection with any proceeding affecting the right, title or interest of Luminex in any Invention; and/or (d) performing any other acts Luminex deems necessary to carry out the purposes of this Agreement.  Luminex shall reimburse all reasonable, actual, out-of-pocket expenses incurred by Executive at Luminex’s request in connection with the foregoing. In the event that Luminex requests Executive’s signature under clause 5.8.2(a) - (c) above and Executive fails or refuses to do so within a reasonable time, then it shall be deemed that Executive has irrevocably designated and appointed Luminex as Executive’s agent and attorney-in-fact, coupled with an interest, to act for and on Executive’s behalf to execute and file any document and to do all other lawfully permitted acts to further the foregoing with the same legal force and effect as if executed by Executive; provided, however, that this grant of power by Executive to Luminex shall not authorize Luminex to undertake in Executive’s name any improper, illegal, fraudulent, misleading, or unethical act.

5.9    Notice to Subsequent Employers. Executive agrees that, prior to commencing any new employment in the Core Business within twenty-four (24) months after the termination of this Agreement (as extended on a day-for-day basis pursuant to the last sentence of Paragraph 5.5), Executive will notify Luminex and furnish the new employer with a copy of this Agreement. Executive also agrees that Luminex may advise any new or prospective employer of the existence and terms of this Agreement and furnish the employer with a copy of this Agreement for a period not to exceed (24) months after the termination of this Agreement (as extended on a day-for-day basis pursuant to the last sentence of Paragraph 5.5).

5.10    Attorney’s Fees. Luminex and Executive agree that the prevailing party will be entitled to recover its attorney’s fees in connection with any action or proceeding Luminex institutes to enforce any restriction set forth in this Article 5.

6.Disclosure of Investments. Commencing upon Executive’s execution of this Agreement and at all times during the Term, Executive shall keep the Board informed in writing of the nature and extent of Executive’s investments, stock holdings, or retention as a director, advisor or any similar interest in any business or enterprise involved in the Core Business other than Luminex; provided, however, that Executive shall not be required to disclose (i) any such investments or stock holdings that constitute less than 1% of such entity’s total obligations or total voting power; (ii) any interest in a publicly available mutual fund that has such a business as part of its portfolio; or (iii) any interest held in a blind trust or professionally managed portfolio where Executive does not exercise trading discretion.

7.Indemnification. Luminex hereby agrees that it shall defend, indemnify and hold harmless Executive to the fullest extent permitted by law from and against any and all demands, liabilities, costs, claims and expenses, including all reasonable costs and expenses incurred in defense of litigation (including reasonable attorneys’ fees), arising out of the employment of Executive hereunder, or Executive’s service on the Board, except to the extent an arbitrator or court of competent jurisdiction holds in a final judgment not subject to further appeal that it arose out of or was based upon (i) the gross negligence or willful misconduct of Executive or (ii) a breach of any of Executive’s agreements, covenants, representations or warranties under or in connection with this Agreement. Costs and expenses incurred by Executive in defense of such litigation (including reasonable attorneys’ fees) shall be paid by Luminex in advance of the final disposition of such litigation upon receipt by Luminex of (i) a written request for payment; (ii) appropriate documentation evidencing the incurrence, amount and nature of the costs and expenses for which payment is being sought; and (iii) an undertaking adequate under applicable law made by or on behalf of Executive to repay the amounts so paid if it shall ultimately be determined that Executive is not entitled to be indemnified by Luminex under this Agreement, including but not limited to as a result of such exception. Luminex and Executive will consult in good faith with respect to the conduct of any such litigation, and Executive’s counsel shall be selected with the consent of Luminex.

8.Arbitration.

8.1    Exclusive Remedy. Arbitration shall be the sole and exclusive remedy for resolving any claim or dispute relating to the interpretation or application of this Agreement which cannot be mutually resolved between the parties to this Agreement with the exception of disputes arising out of Executive’s obligations under Article 5 or disputes arising out of Luminex’s obligations under the last paragraph of Paragraph 3.3, which are not subject to this arbitration provision; provided however, that the parties hereto agree that disputes arising out of or relating to the enforceability, revocability or validity of the Agreement, may be determined only by a court of competent jurisdiction and not by an arbitrator.   Except as otherwise provided, the parties hereto agree that the Agreement applies, without limitation, to disputes regarding termination, interpretation, or application of this Agreement or any other agreement or policy of Luminex, to disputes regarding the employment relationship, trade secrets, unfair competition, compensation, breaks and rest periods, termination, retaliation, discrimination, harassment, claims arising under the Civil Rights Act of 1964, Americans With Disabilities Act, Age Discrimination in Employment Act, Family Medical Leave Act,  and Fair Labor Standards Act, claims arising under the Uniform Trade Secrets Act, claims arising under the Employment Retirement Income Security Act (“ERISA”) (except for claims for employee benefits under any benefit plan sponsored by the hospital and covered by the ERISA or funded by insurance), and Genetic Information Non-Discrimination Act, claims arising under any other federal and all state statutes, and common law claims, if any, addressing the same or similar subject matters, or any claim by Luminex against Executive.  This Agreement is a waiver of the right to trial by a jury or court.

8.2    Limitations. The request for arbitration must be made within one (1) year from the date of the occurrence giving rise to the dispute or claim; or, in the event of a statutory claim, the time set forth by statute.

8.3    Rules and Procedures. The arbitration will be conducted under the rules and procedures for arbitration of employment disputes of the American Arbitration Association. The arbitration shall take place in Austin, Texas unless the parties mutually agree to another location.

8.4    Arbitrator’s Authority. Upon finding that a claim is meritorious or in favor of one of the parties to the dispute, the arbitrator or arbitrators shall have the authority to order legal and equitable remedies appropriate as permitted by law.

8.5    Expenses. Costs of obtaining and paying the arbiter and the costs associated with conducting the arbitration, including obtaining a facility to be used during the arbitration, shall be paid by Luminex if Executive is the prevailing party. If Executive is the prevailing party, Luminex shall reimburse Executive for all other reasonable costs of the arbitration or any litigation associated with any dispute arising under or in connection with this Agreement, including without limitation, reasonable attorneys’ and experts’ fees and expenses incurred by Executive, provided, however, that the obligation of Luminex under this sentence shall not apply insofar as the arbitration or litigation concerns matters in respect of which Luminex is prohibited from indemnifying Executive under Delaware or any other applicable law.

9.Representations and Warranties. As a material inducement to Executive entering into this Agreement, the accuracy of which Executive is relying upon for purposes of entering into this Agreement and performing the terms hereof, Luminex makes the following representations and warranties to Executive, which shall be true and correct as of the Effective Date: (a) the execution, delivery and performance of this Agreement by Luminex does not violate any applicable law or regulation, whether federal, state, local or international, or any order, judgment or decree; (b) Luminex has obtained all necessary approvals to enter into this Agreement with Executive and perform the terms hereof; and (c) with regard to all matters pertaining to the business of Luminex for which the statutory period of limitations has not yet expired, to its actual knowledge, Luminex has conducted its business and affairs in material compliance with applicable law and regulations.

10.Miscellaneous.

10.1    Waiver. The waiver of the breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach of the same or other provision hereof.

10.2    Entire Agreement; Modifications. Except as otherwise provided herein, including the ancillary documents referenced herein, this Agreement represents the sole, entire, and complete understanding among the parties with respect to the subject matter hereof, and this Agreement supersedes any and all prior understandings, agreements, plans and negotiations, whether written or oral, with respect to the subject matter hereof, including without limitation any understandings, agreements or obligations respecting any past or future compensation, bonuses, reimbursements or other payments to Executive from Luminex. All modifications to the Agreement must be in writing and signed by both Executive and Luminex.

10.3    Notices. All notices and other communications under this Agreement shall be in writing and shall be given by transmission of the item in portable document format (pdf) via electronic mail or first class mail, certified or registered with return receipt requested, or by generally recognized overnight courier providing next business day delivery (such as FedEx or UPS) and shall be deemed to have been duly given three (3) business days after mailing if by first class mail, the date of delivery if by courier or one business day after electronic mail transmission of a pdf (provided that to be valid, the electronic mail transmission must be followed-up on the next business day by the dispatch of a mailing either by first class mail or by courier) to the respective persons named below:

If to Luminex:	Luminex Corporation
12212 Technology Blvd.
Austin, Texas 78727
E-mail: dreiter@luminexcorp.com
Attn: General Counsel and Corporate Secretary

With a copy to	Bass, Berry & Sims PLC
150 Third Avenue South
Suite 2800
Nashville, Tennessee 37201
E-mail: hlamar@bassberry.com
Attn: Howard H. Lamar III

If to Executive:	Notices to Executive shall be given at the most recent address of Executive on the records on Luminex

Any party may change such party’s address for notices by notice duly given pursuant to this Paragraph 10.3.
10.4    Headings. The Paragraph headings herein are intended for reference and shall not by themselves determine the construction or interpretation of this Agreement.

10.5    Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas. Subject in all respects to Paragraph 8 generally and Paragraph 8.3 in particular, any dispute arising out of or relating to this Agreement may be brought in a court of competent jurisdiction located in Austin, Texas, and both of the parties to this Agreement irrevocably submit to the exclusive jurisdiction of such courts in any such dispute, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of the dispute shall be heard and determined only in any such court, and agrees not to bring any dispute arising out of or relating to this Agreement in any other court. The parties agree that either or both of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained agreement among the parties irrevocably to waive any objections to venue or to convenience of forum. Process in any dispute may be served on any party anywhere in the world.

10.6    Severability. Should any court of competent jurisdiction determine that any provision of this Agreement is illegal or unenforceable to any extent, such provision shall be enforced to the extent permissible and all other provisions of this Agreement shall continue to be enforceable to the extent possible.

10.7    Counterparts. This Agreement may be executed in one or more counterparts, all of which taken together shall constitute one and the same Agreement.

10.8    Assignment. Neither this Agreement nor any duties or obligations hereunder may be assigned by either party without the other party’s prior written consent; provided, however, that Luminex may assign this Agreement to either (i) a wholly-owned subsidiary of Luminex (provided, however, that such assignment shall not relieve Luminex of its obligations hereunder) or (ii) a Person acquiring substantially all of Luminex’s assets if such acquisition would constitute a Change in Control.

10.9    Withholding. All compensation and benefits payable to Executive hereunder shall be reduced by all federal, state, local and other withholdings and similar taxes and payments required by applicable law.

[Remainder of page intentionally left blank. Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

LUMINEX CORPORATION

/s/ David S. Reiter
By:	David S. Reiter
Its:	General Counsel and Senior Vice President

EXECUTIVE

/s/ Nachum Shamir
Nachum Shamir

Signature Page to Employment Agreement by and between Luminex Corporation and Nachum Shamir

Exhibit A

GENERAL RELEASE AGREEMENT

THIS GENERAL RELEASE AGREEMENT (this “Agreement”) dated as of this __ day of ______, 20__ [fill in effective date of termination pursuant to the Employment Agreement] (the “Effective Date”), is by and between Nachum Shamir (“Executive”) and Luminex Corporation (“Luminex”).

WHEREAS, Executive’s employment with Luminex has terminated pursuant to that certain Employment Agreement dated as of October 14, 2014 (the “Employment Agreement”).

NOW, THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.    Termination of Employment. Executive and Luminex hereby agree that Executive’s employment with Luminex has terminated pursuant to Section __ [fill in applicable section] of the Employment Agreement effective as of the Effective Date. To the extent he continues to hold any such positions or directorships, Executive hereby resigns all positions and directorships he holds with Luminex and any and all of Luminex’s subsidiaries and affiliates.

2.    Release by Executive. Executive, on his own behalf and on behalf of the Executive Released Parties (defined below), hereby irrevocably and unconditionally releases and forever discharges Luminex, its subsidiaries and other affiliates and their respective agents, employees, representatives, officers, directors, stockholders, trustees and attorneys, past and present, and the heirs, successors and assigns of all of the foregoing (collectively, the “Released Parties”) from any and all debts, liabilities, claims, demands, actions or causes of action, suits, judgments or controversies of any kind whatsoever (except as set forth below) arising from Executive’s relationship (including without limitation as a stockholder) to, employment with or service as an employee, officer, director, or manager of Luminex or its subsidiaries and affiliates, or the termination of any such relationships (collectively, the “Claims”) against the Released Parties, that now exist or that may arise in the future out of any matter, transaction or event occurring prior to or on the Effective Date, including without limitation, any claims of breach of contract or for severance or other termination pay (except as set forth in Section 4 below), or claims of unlawful retaliation, harassment or discrimination or denial of some benefit or protection accorded to Executive (for example, on the basis of age, sex, race, handicap, disability, religion, color or national origin, or for complaining of such) under any federal, state or local law, rule or regulation, including, but not limited to the Age Discrimination in Employment Act of 1967, 29 U.S.C. Section 621, et seq, Title VII of the Civil Rights Act of 1964, as amended, the Employee Retirement Income Security Act (ERISA), the Worker Adjustment and Retraining Notification Act of 1988 (WARN), the National Labor Relations Act (NLRA), and/or the Fair Labor Standards Act (FLSA), the Americans with Disabilities Act (ADA), the Genetic Information Nondiscrimination Act (GINA), and/or the Family and Medical Leave Act (FMLA). Except as set forth below, Executive further agrees not to file or bring any claim, suit, civil action, complaint, arbitration or administrative action (any of the foregoing, an “Action”) in any city, state or federal court or agency or arbitration tribunal with respect to any Claim against any of the Released Parties or (except as may be required by law) assist any other person or entity with any Action against any of the Released Parties. Notwithstanding anything to the contrary contained in this Agreement, Executive does not release any of the Released Parties and shall not be prohibited from filing or bringing an Action with respect to any right Executive otherwise may have now or in the future (i) to receive distributions or dividends made in respect of Luminex’s capital stock or (ii) to be indemnified by Luminex under the Certificate of Incorporation or Bylaws of Luminex (as the same are currently in effect), any resolution adopted by the Board of Directors of Luminex, or any other separate written agreement or instrument requiring Luminex to indemnify Executive or (iii) to receive workers’ compensation claims or (iv) to receive Accrued Obligations (as such term is defined in the Employment Agreement) or (v) to receive Severance Compensation (as such term is defined in the Employment Agreement) or (vi) to stock, options, and other equity-based compensation that vested prior to the Effective Date or that vests subsequent to the Effective Date pursuant to the Employment Agreement or an applicable Luminex long-term incentive plan (which stock, options or other equity-based compensation shall be governed by the terms and provisions of the applicable written agreement(s) or instrument(s) and/or the applicable Luminex incentive plan) or (vii) to vested benefits payable under retirement and other employee benefit plans covering Executive (which benefits shall be governed by the terms and provisions of the applicable plan).

3.    Release by Luminex. Luminex, on its own behalf and on behalf of the Released Parties, hereby irrevocably and unconditionally releases and forever discharges Executive and his heirs, successors and assigns (collectively, the “Executive Released Parties”) from any and all Claims against the Executive Released Parties, that now exist or that may arise in the future. Except as set forth below, Luminex further agrees not to file or bring any Action in any city, state or federal court or agency or arbitration tribunal with respect to any Claim against any of the Executive Released Parties or (except as may be required by law) assist any other person or entity with any Action against any of the Executive Released Parties. Notwithstanding anything to the contrary contained in this Agreement, Luminex does not release any of the Executive Released Parties and shall not be prohibited from filing or bringing an Action with respect to (i) a breach by Executive after the Effective Date of any of Executive’s obligations under the Employment Agreement that by their terms survive termination of the Employment Agreement, including without limitation the provisions of Article 5 of the Employment Agreement, or (ii) in connection with any claim for indemnification by Executive, any obligation or burden of proof applicable to Executive that is a condition to Executive’s right to be indemnified by Luminex under the Certificate of Incorporation or Bylaws of Luminex (as the same are currently in effect), any resolution adopted by the Board of Directors of Luminex, or any other separate written agreement or instrument requiring Luminex to indemnify Executive or (iii) any Claims that arise out of any criminal or fraudulent activity, willful misconduct or gross negligence of Executive.

4.    Severance Compensation. In consideration of Executive’s execution of this Agreement, Executive shall be entitled to receive from Luminex the Severance Compensation under Section __ [fill in applicable section] in the Employment Agreement. Executive acknowledges that no other promise or agreements of any kind have been made to Executive or with Executive by any person or entity whatsoever to cause Executive to sign this Agreement. Executive further acknowledges and agrees that the Severance Compensation, together with any other payments or benefits that may be due under the terms of the Employment Agreement, shall constitute full accord and satisfaction of all obligations, including without limitation any and all severance obligations, in connection with Executive’s employment. Executive would not be entitled to receive the Severance Compensation but for Executive’s execution of this Agreement.

5.    Disclaimer of Liability. Executive acknowledges that this Agreement shall not in any way be construed as an admission by Executive or any of the Released Parties of any wrongful or illegal act against the other or any other person, and that Executive and the Released Parties expressly disclaim any liability of any nature whatsoever arising from or related to the subject of this Agreement.

6.    COMPETENCY. EXECUTIVE ACKNOWLEDGES THE FOLLOWING:

(a)	THAT HE FULLY COMPREHENDS AND UNDERSTANDS ALL OF THE TERMS OF THIS AGREEMENT AND THEIR LEGAL EFFECTS;

(b)	THAT HE IS COMPETENT TO EXECUTE THIS AGREEMENT;

(c)	THAT IT IS EXECUTED KNOWINGLY AND VOLUNTARILY AND WITHOUT RELIANCE UPON ANY STATEMENT OR REPRESENTATION OF ANY RELEASED PARTY OR ITS REPRESENTATIVES;

(d)	THAT HE HAS BEEN ADVISED IN WRITING TO CONSULT WITH AN ATTORNEY BEFORE EXECUTING THIS AGREEMENT AND THAT HE HAS HAD THE OPPORTUNITY TO CONSULT WITH AN ATTORNEY OF HIS CHOICE REGARDING THIS AGREEMENT;

(e)	THAT EXECUTIVE DOES NOT WAIVE RIGHTS OR CLAIMS THAT MAY ARISE AFTER THE DATE THIS AGREEMENT IS EXECUTED;

(f)	THAT EXECUTIVE WAIVES RIGHTS OR CLAIMS UNDER THIS AGREEMENT ONLY IN EXCHANGE FOR CONSIDERATION IN ADDITION TO ANYTHING OF VALUE TO WHICH THE EXECUTIVE WAS ALREADY ENTITLED;

(g)
[THAT HE HAS BEEN PROVIDED THE MATERIALS REGARDING THE CLASS, UNIT OR GROUP OF INDIVIDUALS ELIGIBLE FOR THIS COMPENSATION AND THE TIME LIMITS APPLICABLE TO SUCH PROGRAM;] [This clause to be included if required by or advisable under applicable law.]

(h)
[THAT HE HAS BEEN PROVIDED THE JOB TITLES AND AGES OF ALL INDIVIDUALS ELIGIBLE OR SELECTED FOR THE PROGRAM AND THE AGES OF ALL INDIVIDUALS IN THE SAME JOB CLASSIFICATION OR ORGANIZATIONAL UNIT WHO ARE NOT ELIGIBLE OR SELECTED FOR THE PROGRAM;] [This clause to be included if required by or advisable under applicable law.]

(i)	THAT HE HAS HAD A PERIOD OF AT LEAST 21 [or 45 days, if required by or advisable under applicable law] DAYS WITHIN WHICH TO CONSIDER THIS AGREEMENT;

(j)
THAT FOR A PERIOD OF SEVEN DAYS FOLLOWING THE EXECUTION OF THIS AGREEMENT, EXECUTIVE MAY REVOKE THIS AGREEMENT AND IT SHALL NOT BECOME EFFECTIVE OR ENFORCEABLE UNTIL THE SEVEN-DAY PERIOD HAS EXPIRED OR SUCH LATER DATE AS PROVIDED FOR HEREIN.

7.    Parties in Interest. This Agreement is for the benefit of the Released Parties and shall be binding upon Executive and his representatives and heirs.

8.    Governing Law. This Agreement and the rights and obligations of Executive hereunder shall be governed by and construed and enforced in accordance with the substantive laws of the State of Texas.

9.    Amendment. This Agreement may not be clarified, modified, changed or amended except in writing and signed by Executive and Luminex or a successor-in-interest of Luminex.

10.    Non-disparagement. Executive agrees that he will refrain from speaking ill of or making any disparaging comment about Luminex or Luminex’s management, other employees or contractors, following the termination of his employment except as may be necessary or advisable, in the reasonable judgment of Executive, to enforce his rights under this Agreement, enforce claims arising after the Effective Date and not released in this Agreement, or defend a legal action brought against Executive by any of the Released Parties. Luminex agrees that it will refrain from speaking ill of or making any disparaging comment about Executive following the termination of his employment except as may be necessary or advisable, in the reasonable judgment of Luminex, to (i) to enforce its rights under the Employment Agreement or this Agreement not released in this Agreement or (ii) defend a legal action brought against any of the Released Parties by Executive or (iii) comply with applicable securities laws or protect Luminex from potential liability.

11.    Enforcement of Laws. Nothing in this Agreement affects the rights and responsibilities of the Equal Employment Opportunity Commission (the “Commission”) to enforce the anti-discrimination laws, and this waiver does not affect Executive’s right to file a charge or participate in an investigation or proceeding with the Commission. However, Executive waives any rights or claims, known or unknown, to participate in any recovery under any proceeding or investigation by the Commission or any state or local commission concerned with the enforcement of anti-discrimination laws. In accordance with 29 C.F.R. § 1625.23(b), nothing within this Agreement is intended to preclude Executive from bringing a lawsuit to challenge the validity of the release language contained in this Agreement with respect to a claim under the Age Discrimination in Employment Act.

12.    Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision, and there shall be added automatically as part of this Agreement a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

13.    Entire Agreement.    This Agreement constitutes the entire agreement and understanding between the parties, except to the extent that Executive may have ongoing restrictive covenants provided for in the Employment Agreement or elsewhere that survive the termination of his employment [such covenants will be identified with particularity]. The Executive has not relied on any oral statements that are not expressly stated in this Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

LUMINEX CORPORATION

By:
Name:
Its:

Nachum Shamir, individually

Signature Page to General Release Agreement by and between Luminex Corporation and Nachum Shamir